Mailstop 3561
                                                               August 20, 2018

    Thomas P. Mason
    Executive Vice President & General Counsel
    Energy Transfer Equity, L.P.
    8111 Westchester Drive, Suite 600
    Dallas, Texas 75225

            Re:    Energy Transfer Equity, L.P.
                   Registration Statement on Form S-4
                   Filed August 14, 2018
                   File No. 333-226831

    Dear Mr. McReynolds:

           This is to advise you that we have not reviewed and will not review your registration statement.

            Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Please contact Danilo Castelli at (202)551-6521 with any questions.


                                                               Sincerely,

                                                               /s/ Mara L.
Ransom

                                                               Mara L. Ransom
                                                               Assistant
Director
                                                               Office of
Consumer Products

    cc:     Debbie Yee